UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number 001-14626

(Check One):
Form 10-K Form 20-F Form 11-K Form 10-Q Form N-SAR Form N-CSR

For Period Ended:                                     December 31, 2004

Transition Report on Form 10-K
Transition Report on Form 20-F
Transition Report on Form 11-K
Transition Report on Form 10-Q
Transition Report on Form N-SAR

For the Transition Period Ended:

     Read attached instruction sheet before preparing form. Please print or type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the items(s) to which the notification relates: ____________

____________________________________________________________________________________________________________

PART I
REGISTRANT INFORMATION

Full Name of Registrant:
     BRAZILIAN DISTRIBUTION CO COMPANHIA BRASILEIRA DE DISTR CBD

Address of Principal Executive Office (Street and Number):
     AVENIDA BRIGADEIRO LUIS ANTONIO 3126, 1 ANDAR

City, State and Zip Code:
     SAO PAULO BRAZIL 01402-901

     PART II RULE 12b-25 (b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)	The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

     PART III
NARRATIVE

     State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR or the transition report portion thereof, could not be filed within the prescribed time period.

     The Companhia Brasileira de Distribuiçao (CBD) respectfully notifies the Securities and Exchange Commission that it was not able to file its 2004 annual report on Form 20-F by June 30, 2005.

     Additional time is needed to conclude analysis of accounting treatment under US GAAP and to finalize the audit procedures for our US GAAP presentation for the year ended December 31, 2004. As a result of the foregoing, we were unable to file our Form 20-F by the prescribed filing deadline without unreasonable effort on CBD's part. We intend, however, to file our 2004 annual report by July 15, 2005.

     PART IV
OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Mr. Eneas Pestana

(Name)

(011-55-11) (3886-3692)

(Area Code) (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

Yes No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made

COMPANHIA BRASILEIRA DE DISTRIBUICAO

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: July 1, 2005	By:	_/s/ Mr. Augusto Marques da Cruz Filho___
		Name:	Mr. Augusto Marques da Cruz Filho
		Title:	Chief Executive Officer